FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Performance Shipping Inc. (the “Company”) announced today that it has agreed with a certain holder of its outstanding common share purchase warrants (“Warrants”), to repurchase and cancel Series B Warrants issued on March 3, 2023, to purchase an aggregate of up to 253,500 common shares, at a price $0.60 per common share underlying the Series B Warrants. The repurchase is in compliance with the Company’s financial covenants under its bank loan facilities and sale-and-leaseback agreements, as well as the bond terms of its 9.875% Senior Unsecured Bonds due 2029.

Giving effect to this transaction, the Company’s remaining outstanding Warrants consist of:

●
Class A Warrants to purchase up to 377,366 common shares at an exercise price of $15.75 per common share;
●
Warrants issued July 19, 2022, to purchase up to 173,333 common shares at an exercise price of $1.65 per common share;
●
Warrants issued August 16, 2022, to purchase up to 422,916 common shares at an exercise price of $1.65 per common share;
●
Series A Warrants issued March 3, 2023, which are exchangeable for up to 14,300 common shares; and
●
Series B Warrants issued March 3, 2023, to purchase up to 530,250 common shares at an exercise price of $2.25 per common share.

Maxim Group LLC is acting as financial advisor in connection with the warrant repurchase.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022, and the Company’s registration statement on Form F-3 (File No. 333- 295541), filed with the SEC with an effective date of May 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: November 4, 2026	/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer